SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HANSEN MEDICAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Jack W. Schuler

c/o Crabtree Partners LLC

28161 North Keith Drive

Lake Forest, Illinois 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 5,321,158*
	8	Shared voting power 15,015,064**
	9	Sole dispositive power 5,321,158*
	10	Shared dispositive power 15,015,064**
11	Aggregate amount beneficially owned by each reporting person 20,336,222
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99%***
14	Type of reporting person IN

*	This total consists of: (i) 5,319,769 shares of common stock owned by Mr. Schuler; plus (ii) 1,389 shares of common stock (the “Schuler Option Shares”) issuable upon the exercise of a stock option granted to Mr. Schuler on August 8, 2013 and exercisable within 60 days after the grant date.
**	This total consists of: (i) 9,489,456 shares of common stock owned by the Schuler Family Foundation (the “Foundation”); plus (ii) 5,525,608 shares of common stock (the “Included Foundation Warrant Shares”) issuable upon the exercise of warrants held by the Foundation which are exercisable within 60 days after August 8, 2013. This total excludes 5,706,674 shares of common stock otherwise issuable upon the exercise of warrants held by the Foundation because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of common stock then outstanding.
***	This calculation was made on the basis of 101,733,814 shares of common stock outstanding, derived as follows: (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as disclosed in the disclosure schedule to the Securities Purchase Agreement dated as of July 30, 2013 (the “Purchase Agreement”) among Hansen Medical, Inc., the Foundation and the other purchasers identified in Exhibit A to the Purchase Agreement (the Foundation and such other purchasers, the “Purchasers”); plus (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the closing of the Purchase Agreement on August 8, 2013; plus (iii) the 1,389 Schuler Option Shares; and plus (iv) the 5,525,608 Included Foundation Warrant Shares.

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1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 16,000
	8	Shared voting power 20,721,828*
	9	Sole dispositive power 16,000
	10	Shared dispositive power 20,721,828*
11	Aggregate amount beneficially owned by each reporting person 20,737,828
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.30%**
14	Type of reporting person IN

*	This total consists of: (i) 9,489,546 shares common stock owned by the Foundation; plus (ii) 11,232,282 shares of common stock issuable upon the exercise of warrants held by the Foundation which are exercisable within 60 days after August 8, 2013 (the “Foundation Warrant Shares”).
**	This calculation was made on the basis of 107,439,099 shares of common stock outstanding, derived as follows: (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as disclosed in the disclosure schedule to the Purchase Agreement; plus (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the closing of the Purchase Agreement on August 8, 2013; and plus (iii) the 11,232,282 Foundation Warrant Shares.

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1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 20,721,828*
	8	Shared voting power 0
	9	Sole dispositive power 20,721,828*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 20,721,828
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.29%**
14	Type of reporting person CO

*	This total consists of: (i) 9,489,546 shares common stock owned by the Foundation; plus (ii) the 11,232,282 Foundation Warrant Shares.
**	This calculation was made on the basis of 107,439,099 shares of common stock outstanding, derived as follows: (i) 67,751,533 shares of common stock outstanding as of July 30, 2013, as disclosed in the disclosure schedule to the Purchase Agreement; plus (ii) 28,455,284 shares of common stock issued to the Purchasers pursuant to the closing of the Purchase Agreement on August 8, 2013; and plus (iii) the 11,232,282 Foundation Warrant Shares.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Hansen Medical, Inc., a Delaware corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

The address of the Company’s principal executive offices is 800 East Middlefield Road, Mountain View, California 94043.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Jack W. Schuler, his wife, Renate Schuler and the Schuler Family Foundation (each a “reporting person” and together, the “reporting persons”). The following information is provided for the reporting person:

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Renate Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Schuler Family Foundation
Residence or business	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Tax-exempt private operating foundation
State of organization	Illinois

During the last five years, none of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration

On July 30, 2013, the Schuler Family Foundation (the “Foundation”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Company and the other purchasers identified in Exhibit A to the Purchase Agreement. Pursuant to the Purchase

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Agreement, at the closing on August 8, 2013 (the “Closing Date”), the Foundation purchased 9,360,234 shares of Common Stock (the “Shares”) at a purchase price per Share of $1.23 and an aggregate purchase price of $11,513,087.82.

In addition, the Foundation also purchased warrants to purchase a total of 11,232,282 shares of Common Stock, consisting of Series A Warrants to purchase 3,744,094 shares of Common Stock (“Series A Warrants”), Series B Warrants to purchase 3,744,094 shares of Common Stock (“Series B Warrants”) and Series C Warrants to purchase 3,744,094 shares of Common Stock (“Series C Warrants” and, together with the Series A Warrants and Series B Warrants, the “Warrants”) at a purchase price per Warrant of $0.125 and an aggregate purchase price of $1,404,035.25.

The Foundation purchased the Shares and Warrants with its own funds.

Neither of the other reporting persons (Mr. Schuler and Mrs. Schuler) was a party to the Purchase Agreement or otherwise purchased any shares of Common Stock in connection with the Purchase Agreement.

Prior to the Foundation’s entering into the Purchase Agreement, the reporting persons had from time to time acquired shares of Common Stock as passive investors. As of the Closing Date, Mr. Schuler owned 5,319,769 shares of Common Stock; Mrs. Schuler owned 16,000 shares of Common Stock; and the Foundation owned 129,312 shares of Common Stock.

Item 4.	Purpose of Transaction

The Foundation’s purchase of the Shares and Warrants pursuant to the Purchase Agreement, as well as the reporting persons’ prior acquisitions of shares of Common Stock, were effected because of the reporting persons’ belief that shares of Common Stock represented, and continue to represent, an attractive investment. The reporting persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, but not limited to, current and anticipated future trading prices for the shares of Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the reporting persons and other factors considered relevant.

Subject to the restrictions described elsewhere in this Item 4, the reporting persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, but not limited to, extraordinary corporate transactions and acquisitions or dispositions of shares of the capital stock or other securities of the Company

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or any subsidiary of the Company, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary of the Company or otherwise.

As reported in Item 3, the Foundation and the other Purchasers entered into the Purchase Agreement with the Company on July 30, 2013. As contemplated by the Purchase Agreement, on the Closing Date the Foundation and the other Purchasers entered into an investors rights agreement (the “Investor Rights Agreement”) with the Company.

The following summaries of the Purchase Agreement, the Investor Rights Agreement and the Warrants are not intended to be complete. The Purchase Agreement, form of Investor Rights Agreement and form of Warrants, copies of which are filed as Exhibits 2, 3 and 4, respectively, are incorporated into this Item 4 by reference and the following summaries are qualified in their entirety by reference to such agreements. This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

Purchase Agreement

Pursuant to the terms of the Purchase Agreement and the transactions contemplated by the Purchase Agreement, on the Closing Date the Company sold to the Purchasers (including the Foundation), pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506, (i) an aggregate of 28,455,284 shares of Common Stock at a purchase price per share of $1.23 and (ii) 34,146,339 warrants to purchase an aggregate of 34,146,339 shares of Common Stock at a purchase price per warrant of $0.125. The Purchase Agreement also provided for the manner of allocation of the fees and expenses between the parties and the entry of the Company and the Purchasers into the Investor Rights Agreement on the Closing Date.

Investor Rights Agreement

As noted above, on the Closing Date the Company and the Purchasers (including the Foundation) entered into the Investor Rights Agreement. The Investor Rights Agreement provides for, among other things, demand registration rights for the Foundation and others that will require the Company to register their shares of Common Stock with the Securities Exchange Commission and permit them to sell such registered shares of Common Stock to the public, subject to conditions specified in the Investor Rights Agreement.

In addition, the Investor Rights Agreement provides that if the Company proposes to register any of its shares of Common Stock at any time prior to August 8, 2018, the Foundation and others will have the right to request that all or any part of their registrable shares be included in the registration, subject to specified exceptions. The Investor Rights Agreement also provides that the Foundation and the other Purchasers may not purchase (other than by the exercise of Warrants), sell or otherwise transfer any securities of the Company on or prior to the one-year anniversary of the Closing Date, subject to specified exceptions. This restriction will terminate with respect to any Purchaser upon the earlier of (i) a change of control (as defined in the Investor Rights Agreement), as long as such change of control was not initiated by such Purchaser or (ii) an insolvency event (as defined in the Investor Rights Agreement).

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The Investor Rights Agreement also provides that on the Closing Date, the size of the board of the directors (the “Board”) of the Company will be increased by one member and that Jack W. Schuler will be appointed to the Board as a member of the class of directors whose initial term expires at the 2016 annual meeting of the Company’s stockholders. In addition, the Investor Rights Agreement provides that from and after the Closing Date, the Company will nominate Mr. Schuler (or, if Mr. Schuler is unavailable to continue to serve on the Board, another person designated by Mr. Schuler and reasonably acceptable to the Company) for as long as the Foundation (or an affiliate of the Foundation) continues to beneficially own at least 50% of the Shares and Warrants initially issued to it pursuant to the Purchase Agreement. For as long as such membership does not conflict with applicable laws or regulations or listing requirements of a securities exchange on which the shares of Common Stock are listed, Mr. Schuler (or his designee) is also entitled to serve as a member of or observer to committees of the Board.

Warrants

The Warrants, which were issued by the Company to the Purchasers (including the Foundation) on the Closing Date, are comprised of the following three tranches: (i) Series A Warrants exercisable for an aggregate of 11,382,113 shares of Common Stock, with an exercise price per warrant equal to $1.23; (ii) Series B Warrants exercisable for an aggregate of 11,382,113 shares of Common Stock, with an exercise price per warrant equal to $1.50 per share; and (iii) Series C Warrants exercisable for an aggregate of 11,382,113 shares of Common Stock, with an exercise price per warrant equal to $2.00 per share.

The Warrants are exercisable, in whole or in part, at the option of the holder, at any time and from time to time from the Closing Date through and including August 8, 2015. The Series A Warrants are subject to mandatory exercise subsequent to the Company’s receipt of regulatory approval in the United States for its new 6F Magellan catheter. The Series B Warrants and Series C Warrants held by the Foundation provide that the holder of the Warrants may not exercise the Warrants to the extent that doing so would result in the holder of the Warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of Common Stock then outstanding. The exercise price and number of shares of Common Stock subject to the Warrants are subject to adjustment from time to time in accordance with the terms of the Warrants.

Additional Disclosure

Except as disclosed in this Schedule 13D, neither Jack W. Schuler, in his individual capacity, nor either of the other reporting persons, has any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the

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board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As noted above, Mr. Schuler was appointed a director of the Company on the Closing Date pursuant to the Investor Rights Agreement. In the normal course of his duties as a director, Mr. Schuler may consider or propose the adoption by the Company’s Board of plans or proposals that relate to or would result in one or more actions described in clauses (a)-(j) of the preceding paragraph. At present, however, he does not have any plans to propose the adoption of any such plans or proposals.

Item 5.	Interest in Securities of the Issuer

The Foundation is a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

Mr. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by Mrs. Schuler or the Foundation.

Mrs. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

The reporting persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D is not, and should not be construed as, an admission that the reporting persons constitute a person or a group.

(a)

Jack W. Schuler

Mr. Schuler may be deemed the beneficial owner of 20,336,232 shares of Common Stock, consisting of: (i) 5,319,769 shares of Common Stock that he owns; plus (ii) 1,389 shares of Common Stock (the “Schuler Option Shares”) issuable upon the exercise of a stock option granted to Mr. Schuler on August 8, 2013 when he was appointed a director of the Company and exercisable within 60 days after the grant date; plus (iii) 9,489,456 shares of Common Stock owned by the Foundation; plus (ii) 5,525,608 shares of Common Stock (the “Included Foundation Warrant Shares”) issuable upon the exercise of warrants held by the Foundation which are exercisable within 60 days after August 8, 2013.

These shares represent 19.99% of the Company’s outstanding shares of Common Stock, determined on the basis of 101,733,814 shares of Common Stock outstanding, derived as follows:

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(i) 67,751,533 shares of Common Stock outstanding as of July 30, 2013, as disclosed in the disclosure schedule to the Purchase Agreement; plus (ii) 28,455,284 shares of Common Stock issued to the Purchasers pursuant to the closing of the Purchase Agreement; plus (iii) the 1,389 Schuler Option Shares; and plus (iv) the 5,525,608 shares of Common Stock issuable upon the exercise of the Foundation’s Warrants.

The Foundation’s Warrants for 11,232,282 shares of Common Stock are exercisable at any time after August 8, 2013 through and including August 8, 2015 but may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 19.99% of the shares of common stock then outstanding. Accordingly, 5,706,674 shares of Common Stock otherwise issuable upon the exercise of the Foundation’s Warrants have been excluded both from the number of shares of Common Stock of which Mr. Schuler may be deemed the beneficial owner and from the numbers of shares of Common Stock outstanding.

As noted above, Mr. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

Renate Schuler

Mrs. Schuler may be deemed the beneficial owner of 20,737,828 shares of Common Stock, consisting of: (i) 16,000 shares of Common Stock that she owns; plus (ii) 20,721,828 shares of Common Stock owned by the Foundation, including 11,232,282 shares issuable upon the exercise of the Foundation’s Warrants.

These shares represent 19.30% of the Company’s outstanding shares of Common Stock, determined on the basis of 107,439,099 shares of common stock outstanding, derived as follows: (i) 67,751,533 shares of Common Stock outstanding as of July 30, 2013, as disclosed in the disclosure schedule to the Purchase Agreement; plus (ii) 28,455,284 shares of Common Stock issued to the Purchasers pursuant to the closing of the Purchase Agreement; and plus (iii) 11,232,282 shares of Common Stock issuable upon the exercise of the Foundation’s Warrants.

As noted above, Mrs. Schuler disclaims any beneficial interest in any of the shares of Common Stock owned by the Foundation.

Schuler Family Foundation

The Foundation is the beneficial owner of 20,721,828 shares of Common Stock, consisting of: (i) 9,489,546 shares Common Stock that the Foundation owns; plus (ii) 11,232,282 shares of Common Stock issuable upon the exercise of the Foundation’s Warrants.

These shares represent 19.29% of the Company’s outstanding shares of Common Stock, determined on the basis of 107,439,099 shares of common stock outstanding, derived as follows: (i) 67,751,533 shares of Common Stock outstanding as of July 30, 2013, as disclosed in the disclosure schedule to the Purchase Agreement; plus (ii) 28,455,284 shares of Common Stock issued to the Purchasers pursuant to the closing of the Purchase Agreement; and plus (iii) 11,232,282 shares of Common Stock issuable upon the exercise of the Foundation’s Warrants.

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(b)

Jack W. Schuler

Shares with sole power to vote or to direct the vote	5,321,158
Shares with shared power to vote or direct the vote	15,015,064	*
Shares with sole power to dispose or direct the disposition	5,321,158
Shares with sole power to dispose or direct the disposition	15,015,064	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 15,015,064 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Eva Schuler.

Renate Schuler

Shares with sole power to vote or to direct the vote	16,000
Shares with shared power to vote or direct the vote	20,721,828	*
Shares with sole power to dispose or direct the disposition	16,000
Shares with sole power to dispose or direct the disposition	20,721,828	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 15,014,112 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Eva Schuler.

Schuler Family Foundation

Shares with sole power to vote or to direct the vote	20,721,828
Shares with shared power to vote or direct the vote	0
Shares with sole power to dispose or direct the disposition	20,721,828
Shares with sole power to dispose or direct the disposition	0

(c)

The information in Item 4 regarding the Foundation’s purchase of the Shares and Warrants is incorporated into this Item 5 by reference.

Upon Mr. Schuler’s appointment on August 8, 2013 as a director of the Company pursuant to the Investor Rights Agreement, Mr. Schuler was granted a stock option to purchase 50,000 shares of Common Stock at an exercise price per share of $1.69. This option vests in 36 equal successive monthly installments over 36 months of continuous service following the grant date and is exercisable in respect of 1,389 shares of Common Stock within 60 days after the grant date.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that the reporting persons may be deemed to beneficially own.

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(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) under the Exchange Act, the reporting persons entered into an agreement on August 15, 2013 with respect to the joint filing of this Schedule 13D and any amendment or amendments (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is filed as Exhibit 1 and incorporated into this Item 6 by reference.

As described in Item 4, (i) the Foundation, the other Purchasers and the Company have entered into a Purchase Agreement, (ii) the Foundation, the other Purchasers and the Company have entered into an Investor Rights Agreement and (iii) Foundation and the other Purchasers have each acquired Warrants. The information in Item 4 with respect to the Purchase Agreement, the Investor Rights Agreement and the Warrants is incorporated into this Item 6 by reference.

Item 7.	Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 15, 2013, by and among Jack W. Schuler, Renate Schuler and the Schuler Family Foundation

Exhibit 2	Securities Purchase Agreement, dated as of July 30, 2013, by and among the Company, the Schuler Family Foundation and the other purchasers named in Exhibit A to the Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on July 31, 2013)

Exhibit 3	Form of Investor Rights Agreement by and among the Company, the Schuler Family Foundation and the other purchasers named in the Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on July 31, 2013)

Exhibit 4	Form of Warrant as to the purchase by the Schuler Family Foundation of shares of the Common Stock of the Company.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2013.

/S/ JACK W. SCHULER
Jack W. Schuler

/S/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/S/ JACK W. SCHULER
Jack W. Schuler, Director